Form 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

First Majestic Silver Corp. ("First Majestic") 1800 - 925 West Georgia Street Vancouer, British Columbia V6C 3L2

2.	Date of Material Change

December 27, 2018

3.	News Release

Press releases were disseminated through GlobeNewswire on December 27, 2018 and subsequently filed on SEDAR.

4.	Summary of Material Change

First Majestic has announced the entering into of an equity distribution agreement (the "Sales Agreement") dated December 27, 2018 with BMO Capital Markets Corp. (the "Agent") pursuant to which First Majestic may, at its discretion and from time-to-time during the term of the Sales Agreement, sell, through the Agent, such number of common shares of First Majestic as would result in aggregate gross proceeds to the Company of up to US$50.0 million.

5.	Full Description of Material Change

First Majestic has announced the entering into of an equity distribution agreement (the "Sales Agreement") dated December 27, 2018 with BMO Capital Markets Corp. (the "Agent") pursuant to which First Majestic may, at its discretion and from time-to-time during the term of the Sales Agreement, sell, through the Agent, such number of common shares of First Majestic as would result in aggregate gross proceeds to the Company of up to US$50.0 million (the "Offering"). Sales of Common Shares will be made through “at-the-market distributions” as defined in the Canadian Securities Administrators’ National Instrument 44-102-Shelf Distributions, including sales made directly on the New York Stock Exchange (the “NYSE”), or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. The sales, if any, of Common Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions on the NYSE at market prices, or as otherwise agreed upon by the Company and the Agent. No offers or sales of Common Shares will be made in Canada on the Toronto Stock Exchange (the “TSX”) or other trading markets in Canada.

The Offering will be made by way of a prospectus supplement dated December 27, 2018 to the base prospectus included in the Company’s existing US registration statement on Form F-10 (the “Registration Statement”) and Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) dated November 5, 2018. The prospectus supplement relating to the Offering has been filed with the securities commissions in each of the provinces of Canada (other than Québec) and the United States Securities and Exchange Commission (the "SEC"). The US prospectus supplement (together with the related base prospectus) is available on the SEC's website (www.sec.gov) and the Canadian prospectus supplement (together with the related Base Shelf Prospectus) are available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact:
Keith Neumeyer, President & Chief Executive Officer Telephone: (604) 688-3033 Facsimile: (604) 639-8873

9.	Date of Report.

January 7, 2019